

Rockwell Scharer III · 3rd

Founder and CEO, DropKey, inc. *Thomas A. Edison Award Recipient* Best Digital Product Innovation in Media, former Disney, NBC, Viacom, Live Nation, Paramount Exec

Talks about #tiktok, #dropkey, #contentcreator, #videoproduction, and #virtualproduction

United States · **Contact info**

1,239 followers

DropKey®, Inc.

University of Oregon - Charles H. Lundquist...

About

I love building cool stuff.

I'm passionate about Digital Media Product and Program Management, focusing on building innovative ... see more

Experience

DropKey®, Inc.
3 yrs 5 mos

Founder, Chief Executive Officer
Aug 2018 – Present · 3 yrs 2 mos
Beverly Hills, California, United States

Working on exciting new SAAS technology, pioneering the Consumerization of live chroma key background replacement combined with broadcast quality content creation with XR technology on iOS and Android.

Chief Content Officer
May 2018 – Oct 2019 · 1 yr 6 mos
Beverly Hills, California, United States

Responsible for the research and product development of the first turnkey Chroma key camera mobile application with SAAS for B2B and B2C that pairs via Wi-Fi with a pop-up inflatable Studio in a Bag using Artificial Intelligence to obtain a perfect key for amateurs. Recruited and led a sixteen-person team of Academy, Emmy and Edison award-wir ...see more

Angel Investor/Founder/Chief Executive Officer
MediaBook®
Aug 2018 – Present · 3 yrs 2 mos
Beverly Hills, CA

Senior Program Manager Consultant
The Walt Disney Company
Oct 2019 – Mar 2020 · 6 mos
Burbank, CA

Assisted in the acquisition of Twentieth Century Fox.

Digital Product Manager Consultant Global Technologies
Live Nation Entertainment
Jun 2017 – Jul 2018 · 1 yr 2 mos
Hollywood, CA

Sr. Project Manager Consultant
NBCUniversal Media, LLC
Aug 2016 – Jul 2017 · 1 yr
Universal City, CA

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Education

University of Oregon - Charles H. Lundquist College of Business
Bachelor's Degree, Finance, Accounting
Activities and Societies: As a teenager, won six Jazz Ensemble College Competitions playing piano while touring the Pacific Coast. Attended Jefferson High School for the Performance Arts and was Bob Hope's personal piano player on a Pacific Coast Tour with the USO, and

Arts and was Bob Hope's personal piano player on a Pacific Coast Tour with the USO, and then played with the Tonight Show Band at seventeen years old.

University of California, Los Angeles
Creative Writing
Activities and Societies: Master's Mentorship with Best-selling Author Lynn Hightower in Creative Fiction. Published two books on Amazon, Kindle, eBooks, Franchise Media Group. . https://www.amazon.com/s?k=rockwell+scharer&ref=nb_sb_noss

UCLA MFA Creative Writing Program

Licenses & certifications

Scrum Fundamentals Certified (CSF)
SCRUMstudy - Accreditation Body for Scrum and Agile;Download Free Scrum Body of Knowledge(340 pages)
Credential ID 101925

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Scrum Master Certified (CSM)
SCRUMstudy - Accreditation Body for Scrum and Agile;Download Free Scrum Body of Knowledge(340 pages)
Credential ID 101938

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Scrum Product Owner Certified (CSPO)
SCRUMstudy - Accreditation Body for Scrum and Agile
Credential ID 102096

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Volunteer experience

Mentor
Los Angeles Team Mentoring, Inc.
Children

Writing Mentor
Young Storytellers
Children